UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Penwest Pharmaceuticals Co.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

709754105
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC 4401 Eastgate Mall San Diego, CA 92121 (858) 200-3830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6 , 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 709754105	13D/A	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)
	8.	Shared Voting Power 6,371,498(1)
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 6,371,498(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,371,498(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 20.1%(1)
14	Type of Reporting Person PN

(1) Beneficial ownership numbers are based on ownership as of March 10, 2009, the date of the last transaction reported herein.

CUSIP NO. 709754105	13D/A	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)
	8.	Shared Voting Power 6,371,498(1)
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 6,371,498(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,371,498(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 20.1%(1)
14	Type of Reporting Person OO

(1) Beneficial ownership numbers are based on ownership as of March 10, 2009, the date of the last transaction reported herein.

CUSIP NO. 709754105	13D/A	Page 4 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 77,500 (1)
	8.	Shared Voting Power 6,518,998(1)
	9.	Sole Dispositive Power 77,500 (1)
	10.	Shared Dispositive Power 6,592,998(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,670,498(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 21.1%(1)
14	Type of Reporting Person IN

(1) Beneficial ownership numbers are based on ownership as of March 10, 2009, the date of the last transaction reported herein.

Explanatory Note: This Amendment No. 3 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Tang Capital Partners, LP, a Delaware partnership, Tang Capital Management, LLC, a Delaware limited liability company and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on January 12, 2009 and amended on February 19, 2009 and March 3, 2009 (as so amended, the “Statement”), with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Penwest Pharmaceuticals Co., a Washington corporation (the “Issuer”).

Items 3 and 5 of the Statement are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following:

Since the date of the last filing on Schedule 13D/A, Tang Capital Partners, LP purchased a total of 725,662 shares of the Issuer’s common stock for an aggregate purchase price of $1,026,001.90.

Tang Capital Partners, LP holds some of its shares in commingled margin accounts, which may extend margin credit to Tang Capital Partners, LP as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of common stock reported herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

Beneficial ownership numbers are based on beneficial ownership as of March 10, 2009, the date of the last transaction reported herein.

(a)	Amount beneficially owned and percentage of class:

	Tang Capital Partners, LP	6,371,498 shares, representing 20.1% of the class
	Tang Capital Management, LLC	6,371,498 shares, representing 20.1% of the class
	Kevin C. Tang	6,670,498 shares, representing 21.1% of the class

Tang Capital Partners, LP is the beneficial owner of 6,371,498 shares of the Issuer’s common stock.

            Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the  6,371,498 shares beneficially owned by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin C. Tang.

            Kevin C. Tang is the beneficial owner of 6,670,498 shares of the Issuer’s common stock, comprising 6,371,498 shares beneficially owned by Tang Capital Partners, LP, 147,500 shares beneficially owned by the Tang Family Trust, for which Kevin C. Tang serves as co-trustee, 77,500 shares beneficially owned by the Tang Advisors, LLC Profit Sharing Plan, for which Kevin C. Tang serves as trustee and is a participant, 37,500 shares beneficially owned by the Individual Retirement Account for the benefit of Chang L. Kong (the “Chang IRA”), and 36,500 shares beneficially owned by the Individual Retirement Account for the benefit of Chung W. Kong (the “Chung IRA”).

            Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin C. Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners, LP.  Kevin C. Tang is a beneficiary of the Tang Family Trust and shares voting and dispositive power over the shares held by the Tang Family Trust with his wife, Haeyoung K. Tang.  Chang L. and Chung W. Kong are Kevin C. Tang’s in-laws and Mr. Tang may be deemed to have shared dispositive power over the shares held in the Chang IRA and the Chung IRA.  Chang L. and Chung W. Kong are retired U.S. citizens.  Haeyoung K. Tang is a U.S. citizen.  The mailing address of all of the foregoing persons and entities is c/o Tang Capital Management, LLC, 4401 Eastgate Mall, San Diego, CA 92121. Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

By virtue of the understanding reached between the Reporting Persons and Perceptive Advisors, LLC (“Perceptive”) described in Item 4, the Reporting Persons and Perceptive may be deemed to have formed a "group," within the meaning of Section 13(d)(3) of the Securities Act of 1934.  Collectively, the group may be deemed to have voting control over a combined 13,146,944 shares of Common Stock, or 41.5% of the outstanding shares of Common Stock.  However, each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Perceptive and its affiliates.

(b)	Voting and disposition powers:

Sole power to vote or direct the vote:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	77,500 shares

Shared power to vote or direct the vote:

	Tang Capital Partners, LP	6,371,498 shares
	Tang Capital Management, LLC	6,371,498 shares
	Kevin C. Tang	6,518,998 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	77,500 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	6,371,498 shares
Tang Capital Management, LLC	6,371,498 shares
Kevin C. Tang	6,592,998 shares

(c)           The Reporting Persons have engaged in the following transactions in the Issuer’s common stock  since the filing of a Schedule 13D/A on March 3, 2009 :

Entity	Transaction	Trade Date	Shares	Price/Share

Tang Capital Partners, LP	Purchase	3/5/2009	85,000	1.4913

Tang Capital Partners, LP	Purchase	3/6/2009	101,500	1.4621

Tang Capital Partners, LP	Purchase	3/6/2009	207,800	1.3903

Tang Capital Partners, LP	Purchase	3/9/2009	296,362	1.3898

Tang Capital Partners, LP	Purchase	3/10/2009	35,000	1.4300

(d)           N/A.

(e)           N/A.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

March 10 , 2009

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang